June 21, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Tom Kluck Celeste M. Murphy

Re:	Nuwellis, Inc. Registration Statement on Form S-3 Filed June 4, 2021 File No. 333-256797

Dear Mr. Kluck and Ms. Murphy:

Nuwellis, Inc. (“Nuwellis” or the “Company”) today filed Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-3 (File No. 333-256797), originally filed on June 4, 2021 (“Original Registration Statement”). This letter, which is being submitted on behalf of Nuwellis, responds to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Original Registration Statement contained in your letter, dated June 14, 2021 (the “Comment Letter”).

For your convenience, we have included the text of the applicable comment from the Comment Letter in bold immediately before our response.

Form S-3 filed June 4, 2021

General

1.
 Based on publicly available information, it appears that the aggregate market value of your common equity held by non-affiliates during the 60 days prior to the date of filing of the registration statement was not $75 million or more, as required by General Instruction I.B.1 of Form S-3. Please advise. To the extent you intend to rely on General Instruction I.B.6 to Form S-3 for limited primary offerings, please disclose on the prospectus cover page the information called for by Instruction 7 to General Instruction I.B.6. Please also confirm to us your understanding of the size limitations for offerings made under General Instruction I.B.6.

In response to the Staff´s comment, the Company has revised the prospectus cover page to disclose the information required by Instruction 7 to General Instruction I.B.6. The Company acknowledges the Staff’s comment and confirms its understanding of the size limitations for offerings made under General Instruction I.B.6.
We hope that the foregoing, and the revisions to the Original Registration Statement set forth in Amendment No. 1, have been responsive to the Staff’s comment.

Please contact Phillip D. Torrence at (269) 337-7702 or ptorrence@honigman.com or Jessica M. Herron at (313) 465-7602 or jherron@honigman.com if you have any comments or questions about this letter.

Very truly yours,

/s/ Nestor Jaramillo, Jr. Nestor Jaramillo, Jr.
President and Chief Executive Officer
Nuwellis, Inc.

cc:	Phillip D. Torrence Jessica M. Herron (Honigman LLP)